UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-8503

HAWAIIAN ELECTRIC INDUSTRIES RETIREMENT SAVINGS PLAN

Hawaiian Electric Industries, Inc.

900 Richards Street, Honolulu, Hawaii 96813

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HAWAIIAN ELECTRIC INDUSTRIES
RETIREMENT SAVINGS PLAN

Date: March 27, 2007

By: HAWAIIAN ELECTRIC INDUSTRIES, INC.
PENSION INVESTMENT COMMITTEE
Its Named Fiduciary

By: ______________________
Eric K. Yeaman
Its Chairman

By: ______________________
Patricia U. Wong
Its Secretary

Exhibit 1

KPMG

HAWAIIAN ELECTRIC INDUSTRIES
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2006, 2005, and 2004

(With Report of Independent
Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
PO Box 4150
Honolulu, HI 96812-4150

Report of Independent Registered Public Accounting Firm

Hawaiian Electric Industries, Inc.
Pension Investment Committee:

We have audited the accompanying statements of net assets available for benefits of the Hawaiian Electric Industries Retirement Savings Plan (Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years ended December 31, 2006, 2005, and 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years ended December 31, 2006, 2005, and 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Honolulu, Hawaii
March 26, 2007

HAWAIIAN ELECTRIC INDUSTRIES RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Investments:		
At fair value	$ 306,370,894	277,076,092
Participant loans	5,288,234	5,283,768
	311,659,128	282,359,860
Participants' contributions due from Hawaiian Electric Industries, Inc. and subsidiaries	445,458	433,737
Payable to Fidelity Investments Institutional Operations Company, Inc.	(4,852)	(4,226)
Net assets available for benefits	$ 312,099,734	282,789,371

See accompanying notes to financial statements.

HAWAIIAN ELECTRIC INDUSTRIES
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006, 2005, and 2004

		2006	2005	2004
Investment income:				
Dividend income	$	26,397,582	10,137,760	6,804,372
Interest income		1,117,839	717,933	573,888
Net appreciation (depreciation) in fair value of investments		2,240,297	(4,005,386)	25,711,618
Total investment income		29,755,718	6,850,307	33,089,878
Contributions		20,780,267	19,552,465	18,000,768
Distributions to participants		(21,209,775)	(19,357,861)	(11,413,809)
Administrative expenses and other		(15,847)	(19,138)	(19,625)
Net increase		29,310,363	7,025,773	39,657,212
Net assets available for benefits, beginning of year		282,789,371	275,763,598	236,106,386
Net assets available for benefits, end of year	$	312,099,734	282,789,371	275,763,598

See accompanying notes to financial statements.

(1) Plan Description

The Hawaiian Electric Industries Retirement Savings Plan (Plan) was established by Hawaiian Electric Industries, Inc. (the Company or HEI) effective April 1, 1984. The latest restatement of the Plan is generally effective January 1, 1998, but several amendments to the Plan have been adopted since that date. The Plan is a defined contribution plan.

The following description of the Plan provides general information only. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

(a) Administration of Plan Assets

The board of directors of the Company appoints, removes, and replaces the Pension Investment Committee (PIC), which is comprised of officers of the Company and its subsidiaries. The PIC is responsible for oversight of investment options and administration of the Plan. The PIC appoints the Administrative Committee to oversee day-to-day administration of the Plan and to interpret its provisions. The Administrative Committee is comprised of employees of the Company and its subsidiaries and is chaired by a member of the PIC.

The Participating Employers and the Plan pay the Plan's administrative fees. Participants may also be assessed fees related to recordkeeping, loans, and withdrawals.

(b) Eligibility

All nonbargaining unit employees of the Participating Employers (other than leased employees or contract employees hired for specific tasks or assignments) are eligible to participate in the Plan upon employment. Bargaining unit employees are eligible to participate in the Plan upon becoming "regular" employees under the terms of the applicable collective bargaining agreement (and subject to any future changes therein).

(c) Salary Reduction Contributions

Employees participate in the Plan by making salary reduction elections from 1% to 30% of compensation, as defined in the Plan, subject to a maximum amount of $15,000, $14,000, and $13,000 in 2006, 2005, and 2004, respectively. The maximum amount will increase to $15,500 for 2007. After 2007, the limit will be adjusted for changes in the cost of living.

Participants who are age 50 or older, or who will reach 50 during the year, may elect to make catch-up contributions, as defined in the Plan, subject to a maximum amount of $5,000, $4,000, and $3,000 in 2006, 2005, and 2004, respectively. For 2007, the maximum amount will be $5,000. After 2007, the limit will be adjusted for changes in the cost of living.

For purposes of the Plan, compensation is defined as W-2 earnings (a) excluding discretionary bonuses (except as noted below), fringe benefits, employer nonelective contributions to a cafeteria plan, reimbursements, moving and other expense allowances, retroactive pay increases, and special executive compensation, and (b) including nontaxable elective contributions made by a Participating Employer to this Plan, a cafeteria plan, or a pretax transportation spending plan. Effective January 1,

2004, compensation for employees of American Savings Bank, F.S.B. (ASB), American Savings Investment Services Corp., and Bishop Insurance Agency of Hawaii, Inc. also includes discretionary bonuses and incentive compensation (other than signing bonuses, retention bonuses, service awards, and similar nonperformance based awards). A maximum of $220,000, $210,000, and $205,000 in annual compensation may be taken into account under the Plan for 2006, 2005, and 2004, respectively. For 2007, the compensation limit is $225,000. After 2007, the compensation limit will be adjusted for increases in the cost of living.

Under the provisions of the Internal Revenue Code (the Code), the Plan must satisfy certain tests designed to prohibit discrimination in favor of highly compensated employees. Each year, the Company must determine whether the contributions to the Plan satisfy these tests. If the tests are not satisfied, the Company will limit contributions to the Plan on behalf of highly compensated employees or distribute excess contributions to highly compensated employees to the extent necessary to meet the tests, or both.

(d) *Employer Nonelective Contributions*

The Plan also provides for employer nonelective contributions by Pacific Energy Conservation Services, Inc. (PECS) in the amount of 6% of annual "HEIDI Compensation." Total employer contributions amounted to approximately $6,614, $4,651, and $9,804 in 2006, 2005, and 2004, respectively. Employees of all other Participating Employers are not eligible for these employer nonelective contributions.

"HEIDI Compensation" means all straight-time pay and commissions paid (or accrued) during the Plan Year for services rendered to a HEIDI Employer, including elective contributions to this Plan, a cafeteria plan (other than employer-provided FlexCredits), or a pretax transportation spending plan. HEIDI Compensation does not include overtime or premium pay, discretionary bonuses, reimbursements or other expense allowances, fringe benefits, deferred compensation, welfare benefits, or contributions (except for elective contributions) by a HEIDI Employer to this Plan or any other employee benefit plan. HEIDI Compensation earned before becoming a participant is not counted in determining contributions to the Plan. HEIDI Compensation taken into account for purposes of the Plan is limited to $220,000, $210,000, and $205,000 for 2006, 2005, and 2004, respectively. For 2007, the compensation limit is $225,000. After 2007, the compensation limit will be adjusted for increases in the cost of living.

(e) *Participant Accounts*

Each participant has an individual account in the Plan, which may include one or more subaccounts. A participant's benefits equal the vested balance in the participant's account at the time of distribution. Each participant's account is credited with the participant's elective contributions, the employer nonelective contribution, if applicable, and allocations of Plan earnings and gains or losses (whether realized or unrealized), and charged with an allocation of any administrative expenses paid by the Plan. Participant accounts are valued at the end of each day that the New York Stock Exchange is open.

Participants are responsible for investing all amounts in their accounts using investment options offered under the Plan. The Plan currently offers 27 mutual funds, a money market account, and a common stock fund that consists of shares of HEI common stock and short-term liquid investments. If a participant does not choose an investment option, or if an investment option is discontinued and a participant fails to direct reinvestment of amounts invested in such terminated option within certain time limits, such amounts are automatically invested in the ASB Money Market Account or such other investment as the PIC may direct, pending direction by the participant.

The portion of the Plan that is invested, pursuant to participant investment directions, in the HEI Common Stock Fund offered through the Plan is designated as an employee stock ownership plan (ESOP). Amounts contributed to the Plan for investment in the HEI Common Stock Fund or transferred to the HEI Common Stock Fund from other investment alternatives become part of the ESOP component of the Plan.

(f) Distributions

Distributions from participants' accounts are generally made upon retirement, death, permanent disability, or other termination of employment. Active participants who attain age 70½ while still employed by a Participating Employer or other subsidiary of the Company may elect to begin receiving distributions on April 1 of the next year or to defer distribution of the accounts until retirement.

A retired or terminated participant who reaches age 70½ and whose required beginning date for minimum required distributions is on or after April 1, 2005 may elect to receive the minimum required distribution from the Plan instead of a lump-sum distribution of his or her full account balance. Effective July 1, 2005, a retired or terminated participant may elect to receive a partial distribution up to once per year while leaving the remainder of his or her account balance in the Plan.

Account balances of $5,000 or less are automatically distributed upon termination of employment. Effective March 28, 2005, any automatic distribution of more than $1,000 (but not more than $5,000) is made in the form of a direct rollover to an Individual Retirement Account (IRA) unless the participant requests a cash distribution.

Distributions from the HEI Common Stock Fund are in the form of HEI common stock or, if the participant so elects, cash. Distributions of HEI Stock Ownership Plan (HEISOP) subaccounts invested in the HEI Common Stock Fund may be made in installments, generally over a period of no more than five years, or may be made in a single lump sum (in stock or in cash).

(g) Death Benefits

Upon the death of a participant who has not begun to receive benefits from the Plan, the full value in the participant's account is paid in a lump sum to the participant's designated beneficiary. A married participant's spouse is automatically the participant's beneficiary, unless the participant designates someone else as the beneficiary with the spouse's written consent. If a participant dies while receiving installment distributions from a HEISOP subaccount, the remaining installments will be paid to the participant's beneficiary.

(h) ***Withdrawals While Employed***

Prior to the normal time of distribution, pretax salary reduction contributions may be withdrawn in the event of hardship. Hardship is defined as an immediate and heavy financial need as a result of, but not limited to, the following: (1) payment of tuition and related educational fees, and room and board expenses for the next 12 months of postsecondary education incurred by the participant or the participant's spouse, children, or other tax dependents; (2) the purchase of a participant's principal residence; (3) payment of unreimbursed medical expenses incurred by the participant or the participant's spouse, children, or other tax dependents that would be deductible under Section 213(d) of the Code (determined without regard to whether the expenses exceed 7.5% of adjusted gross income); (4) payment of funeral expenses of a family member; (5) payment to prevent eviction from a participant's principal residence or foreclosure on a mortgage on the participant's principal residence; or (6) (effective January 1, 2007) payment of expenses for the repair of damage to the participant's principal residence that would qualify for the casualty deduction under Section 165 of the Code (determined without regard to whether the loss exceeds 10% of adjusted gross income). A participant who receives a hardship withdrawal is prohibited from making additional pretax salary reduction contributions to the Plan for six months following the hardship withdrawal.

Withdrawal of tax deductible voluntary contributions or after-tax contributions previously allowed under the Plan can be made upon request. These contributions are no longer permitted under the Plan.

Participants who elect to invest portions of their account balances in the HEI Common Stock Fund (the ESOP component of the Plan) may elect to receive cash distributions of periodic dividends attributable to such investments or may elect to have such dividends reinvested.

Effective July 1, 2005, participants who are 59½ may elect to receive a partial in-service distribution from their accounts once per year.

(i) ***Participant Loans***

The minimum loan amount is $1,000 and the maximum amount of all loans under the Plan is limited to the lesser of $50,000, reduced by the highest outstanding loan balance during the prior 12 months, or 50% of the participant's eligible balance. Loan terms generally may not exceed 5 years. Loans used to purchase a principal residence can have terms of up to 15 years. The interest rates on the loans are set at the time a participant applies for such loans. The interest rate on loans made on or after July 1, 2005 is the Wall Street Journal's prime rate of interest plus 1%. The interest rate on loans made prior to July 1, 2005 is based on the ASB Money Market Account interest rate plus 2%. The participant's account secures the outstanding loan balance. Loans outstanding at December 31, 2006 bear interest at various rates ranging from 3.5% to 9.25%. Principal and interest payments are made ratably through payroll deductions. The participant's account will be reduced by the unpaid loan balance prior to distribution. Participants are allowed up to two loans outstanding at any one time from the Plan.

(j) Vesting

Participants are 100% vested in their accounts at all times, except to the extent that their account balances are derived from employer nonelective contributions (sometimes referred to as HEIDI contributions). Employer nonelective contributions made by PECS and earnings thereon are 0% vested until the participant completes two years of vesting service and 100% vested thereafter.

In general, vesting service is granted for the period of time from the date the participant commences employment with a Participating Employer to the date of termination. The Plan sets forth additional rules for the calculation of vesting service for part-time employees, certain leaves of absence, and other special situations. A participant who terminates service with less than two years of vesting service generally will forfeit amounts representing employer nonelective contributions and earnings thereon unless the employee returns to employment within five years. Participants who terminated employment with HEI Power Corp. (HEIPC) on or after January 1, 2001 due to contraction of HEIPC's business operations became fully vested in their HEIDI subaccounts upon the termination of HEIPC's participation in the Plan on December 31, 2006. Forfeitures are used to reduce future employer contributions and are not material for the years ended December 31, 2006, 2005, and 2004.

(2) Summary of Accounting Policies

(a) Basis of Accounting

The Plan prepares its financial statements under the accrual method of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value determined by the last reported sales price on the last business day of the year (market value). The ASB Money Market Account is stated at cost, which approximates fair value. Participant loans are stated at amortized cost, which approximates fair value. Net appreciation or depreciation in fair value of investments includes realized and unrealized changes in the values of investments bought, sold, and held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d) Payment of Benefits

The Plan records benefits when they are paid.

(e) ***Risks and Uncertainties***

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(3) Investments

The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets as of December 31, 2006 and 2005 are separately identified.

	2006	2005
Mutual funds:		
Fidelity Magellan Fund	$ 64,305,279	63,760,941
Fidelity Puritan Fund	27,532,413	24,067,474
Spartan U.S. Equity Index Fund	24,219,249	22,902,806
Other	91,882,106	68,614,405
	207,939,047	179,345,626
Other investments:		
Hawaiian Electric Industries, Inc. Common Stock Fund	78,319,796	78,337,403
American Savings Bank, F.S.B. Money Market Account	20,112,051	19,393,063
Participant loans	5,288,234	5,283,768
	103,720,081	103,014,234
Total investments at fair value	$ 311,659,128	282,359,860

During 2006, 2005, and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), in the aggregate, appreciated (depreciated) in fair value by $2,240,297, $(4,005,386), and $25,711,618, respectively, as follows:

		2006	2005	2004
Mutual funds:				
Fidelity Magellan Fund	$	(10,797,406)	1,543,725	3,894,418
Fidelity Puritan Fund		1,659,829	(258,692)	584,929
Spartan U.S. Equity Index Fund		2,958,512	691,465	1,826,049
Other		4,603,199	3,312,890	4,240,198
		(1,575,866)	5,289,388	10,545,594
Other investments:				
Hawaiian Electric Industries, Inc. Common Stock Fund		3,816,163	(9,294,774)	15,166,024
Net appreciation (depreciation) in fair value	$	2,240,297	(4,005,386)	25,711,618

(4) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time or to terminate the Plan, and each Participating Employer has the right to discontinue its contributions or terminate its participation. In the event of Plan termination, affected participants become 100% vested in their accounts.

(5) Federal Income Taxes

The Plan and related trust are qualified under the Code and are exempt from federal income taxes under Sections 401(a), 401(k), and 501(a) of the Code. In 2002, the Company submitted the restated Plan to the Internal Revenue Service (IRS) for a favorable determination as to its continuing qualified status. On September 18, 2003, the IRS issued a favorable determination letter covering the Plan restatement generally effective January 1, 1998 and certain subsequent amendments. The determination letter does not cover all amendments to the Plan because the IRS has a new staggered remedial amendment program for submitting plans for determination letters. The Company will submit this Plan for a determination letter on or before January 31, 2008.

Participants generally are not subject to federal income taxes on pretax contributions or on income or realized gains until a distribution from the Plan is made. However, pretax contributions are subject to applicable employment taxes.

Participants' income on after-tax contributions made prior to July 1, 1992 is not subject to federal income taxes until a distribution from the Plan is made.

Distributions made before a participant reaches age 59½ are subject to a special 10% excise tax except for (1) distributions upon death or permanent disability of the participant; (2) distributions (after separation from service) that are part of a series of substantially equal periodic payments over the life of the participant or the joint lives of the participant and his or her beneficiary; (3) distributions after the participant separates from service after reaching age 55; (4) distributions to an alternate payee under a qualified domestic relations order; (5) distributions on account of extraordinary medical expenses; (6) dividends paid on employer stock and distributed in accordance with Section 404(k) of the Code; and (7) distributions made on account of an IRS levy against a participant's benefits.

Nonannuity distributions made directly to a participant or his or her beneficiary are normally subject to a 20% withholding tax on the distribution. Participants may not elect to forego such withholding. Hardship withdrawals and direct rollovers to another eligible plan or IRA are not subject to the 20% withholding tax.

Distributions are generally taxable to a participant in the year of distribution, except for (1) amounts rolled over to another tax-qualified plan or IRA within 60 days of receipt of the distribution by the participant or a surviving spouse, (2) amounts representing net unrealized appreciation in shares of HEI common stock distributed in kind (unless the participant elects to be currently taxed on such appreciation), and (3) after-tax contributions. Distributions in the form of HEI common stock are valued at fair market value for the purpose of determining the amount distributed, but the portion of such stock distributions representing net unrealized appreciation is not taxed until the participant disposes of the stock (unless the participant elects to be taxed at the time of distribution).

(6) Related-Party Transactions

Certain Plan investments represent shares of mutual funds managed by Fidelity Management and Research Company (FMR). Fidelity Management Trust Company (FMTC), an affiliate of FMR, is the trustee of the Plan, and therefore, transactions with FMR qualify as party-in-interest transactions. Fees paid by the Plan for record-keeping services provided by Fidelity Investments Institutional Operations Company, Inc. (FIIOC), an affiliate of both FMR and FMTC, amounted to approximately $18,500, $19,300, and $21,200 for the years ended December 31, 2006, 2005, and 2004, respectively. Plan participants may elect to invest in the ASB Money Market Account. In addition, Plan participants may elect to invest in the HEI Common Stock Fund, which consists of shares of HEI common stock and short-term liquid investments. ASB and HEI are two of the Plan's Participating Employers, and therefore, these transactions are considered related-party transactions.

HAWAIIAN ELECTRIC INDUSTRIES
RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment (number of shares or units), including maturity date, rate of interest, collateral, par, or maturity value		(d) Current value
*	American Savings Bank, F.S.B. Money Market Account	20,112,051, shares	$	20,112,051
*	Hawaiian Electric Industries, Inc. Common Stock Fund	3,477,174 shares		78,319,796
	Mutual funds:			
*	Fidelity Magellan Fund	718,334 shares		64,305,279
*	Fidelity Puritan Fund	1,378,689 shares		27,532,413
*	Spartan U.S. Equity Index Fund	482,647 shares		24,219,249
*	Fidelity Diversified International Fund	367,721 shares		13,587,277
	Neuberger Berman Partners Fund – Trust Class	553,912 shares		13,282,818
*	Fidelity Overseas Fund	173,737 shares		7,783,436
*	Fidelity Freedom 2020 Fund	458,524 shares		7,120,875
*	Fidelity Retirement Money Market Portfolio	6,839,614 shares		6,839,614
*	Fidelity U.S. Bond Index Fund	610,318 shares		6,628,055
*	Fidelity Freedom 2010 Fund	452,475 shares		6,615,186
	T. Rowe Price Small-Cap Stock Fund	186,605 shares		6,387,488
	MSIF Trust Value Portfolio – Adviser Class	356,100 shares		6,345,694
*	Fidelity Freedom 2030 Fund	233,048 shares		3,735,764
	MSIF International Equity Portfolio – Class B	132,586 shares		2,704,750
	First American Mid Cap Growth Opp Fund	51,171 shares		1,977,762
	Phoenix Mid Cap Value Fund	68,566 shares		1,729,244
	AIM Dynamics Fund – Investor Class	80,488 shares		1,707,955
	T. Rowe Price Growth Stock Fund	48,444 shares		1,532,296
*	Fidelity Freedom 2015 Fund	86,165 shares		1,051,208
*	Fidelity Freedom Income Fund	73,217 shares		844,924
*	Fidelity Freedom 2040 Fund	67,224 shares		637,283
*	Fidelity Freedom 2000 Fund	43,457 shares		541,475
*	Fidelity Freedom 2025 Fund	33,708 shares		430,448
*	Fidelity Freedom 2005 Fund	17,273 shares		200,545
*	Fidelity Freedom 2035 Fund	13,950 shares		184,003
*	Fidelity Freedom 2050 Fund	1,066 shares		11,458
*	Fidelity Freedom 2045 Fund	237		2,548
*	Participant loans	617 loans with interest rates from 3.5% to 9.25%, maturing in 2007 through 2021		5,288,234
			$	311,659,128

* Party in interest.

See accompanying independent auditors' report.

Exhibit 2

Consent of Registered Independent Public Accounting Firm

Hawaiian Electric Industries, Inc.
Pension Investment Committee:

We consent to incorporation by reference in registration statement No. 333-02103 on Form S-8 of Hawaiian Electric Industries, Inc. of our report dated March 26, 2007, included herein, with respect to the statements of net assets available for benefits of the Hawaiian Electric Industries Retirement Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years ended December 31, 2006, 2005, and 2004, and the supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006.

KPMG LLP

Honolulu, Hawaii
March 26, 2007

END